
June 17, 2024

Justin Schreiber
Chief Executive Officer
LifeMD, Inc.
236 Fifth Avenue, Suite 400
New York, NY 10001

> **Re: LifeMD, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 7, 2024**
> **File No. 333-280033**

Dear Justin Schreiber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Cam Hoang, Esq.